40-33

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120
www.stradley.com


RECD S.E.C.
MAR 24 2003
1086

Bruce G. Leto
(215) 564-8115
bleto@stradley.com


03018015

March 24, 2003

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: 1 Templeton China World Fund, Inc. (1940 Act No. 811-7876)
2 Templeton Dragon Fund, Inc. (1940 Act No. ~~811-8874~~) 811-8394
Filing Pursuant to Section 33(B) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Ladies and Gentleman:

Enclosed is a Settlement Agreement for Templeton Asset Management Ltd., investment adviser to Templeton China World Fund, Inc. and Templeton Dragon Fund, Inc., filed pursuant to Section 33(B) of the 1940 Act in the matter of Templeton China World Fund, Inc., Templeton Dragon Fund, Inc. and Templeton Asset Management Ltd. v. President and Fellows of Harvard College, Harvard Management Company, Inc., and Steve Alperin (Civil Action No. JFM 03-CV-275). Also included is the Stipulation of Dismissal filed in the U.S. District Court for the District of Maryland (Northern Division) on March 21, 2003.

If you have any questions, please contact me at the number above, or Michael D. Mabry at (215) 564-8011.

Sincerely,



Bruce G. Leto

Enc.
cc: Mary Cole
Division of Investment Management
Murray L. Simpson, Esq. (w/o enc.)
Barbara J. Green, Esq. (w/o enc.)